

December 2, 2013

<u>Via E-mail</u>
Mr. Steve S. Sinohui
Chief Executive Officer
Wireless Attachments, Inc.
2789 S. Lamar Street
Denver, CO 80227

> **Re: Wireless Attachments, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed June 24, 2013**
> **File No.: 333-175825**

Dear Mr. Sinohui:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2013</u>

<u>Exhibit 31.1</u>

1.   We note here and within your June 30 and September 30, 2013 Forms 10-Q that the certifications filed as Exhibits 31.1 were not in the proper form. The required certifications must be in the exact form prescribed. Accordingly, please file an amendment to this filing and your June 30 and September 30, 2013 Form 10-Q with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

<u>Exhibit 32.1</u>

2. We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10-K for the fiscal year ended March 31, 2012 rather than the year ended March 31, 2013. Please amend your filing to include a currently signed and dated certification that references the appropriate annual report. The amendment should include the entire filing with the revised certification.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

     Sincerely,

     /s/ Kevin L. Vaughn

     Kevin L. Vaughn
     Accounting Branch Chief